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                            August 31, 2021

       W. Bryan Buckler
       Chief Financial Officer
       OGE Energy Corp.
       321 North Harvey
       PO Box 321
       Oklahoma City, OK 73101

                                                        Re: OGE Energy Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-12579

       Dear Mr. Buckler:

               We have reviewed your June 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 20, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 53

   1. We understand from your response to prior comment one that you are proposing to revise the non-GAAP "gross
margin" labels that you have been using to either "utility margin" or
                                                           Enable margin    and
to change your reconciliations for these non-GAAP measures to utilize operating
income as the most directly comparable GAAP measure, even though you believe operating
revenues is more directly comparable.

                                                        We continue to believe
that you should present gross margin in accordance with GAAP, as defined in the FASB
Master Glossary, as the most directly comparable GAAP measure
 W. Bryan Buckler
OGE Energy Corp.
August 31, 2021
Page 2
         for use in the reconciliation that is required under Item 10(e) of Regulation S-K.

         Unless you are able to show how a measure that is unburdened by any expense would be more comparable than gross margin, or how operating income would be more comparable than gross margin, to your utility and Enable margin measures, please further revise your non-GAAP disclosures as requested in prior comment one.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameW. Bryan Buckler                             Sincerely,
Comapany NameOGE Energy Corp.
                                                               Division of
Corporation Finance
August 31, 2021 Page 2                                         Office of Energy
& Transportation
FirstName LastName